UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Kidpik Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Titles of Class of Securities)

49382L108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ezra Dabah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,902,326 (1)
	6	SHARED VOTING POWER 252,967 (2)
	7	SOLE DISPOSITIVE POWER 1,925,770
	8	SHARED DISPOSITIVE POWER 252,967 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,155,293 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.7% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (1) 1,925,770 shares of common stock of Kidpik Corp. (the “Company” or the “Issuer”), par value $0.001 per share (“Common Stock”) held directly in the name of Mr. Dabah; and (2) 2,976,556 shares of Common Stock, which Mr. Dabah has the sole right to vote, pursuant to a Voting Agreement entered into on September 1, 2021, between Mr. Dabah, his children, his brother and his brother’s wife and certain entities controlled by his brother, his sister, a trust in the name of his son-in-law, and the Trusts (defined below), and an irrevocable proxy provided by each of the parties to the Voting Agreement to Mr. Dabah in connection therewith (the “Voting Agreement”). The Voting Agreement remains in effect until the earlier of (a) August 31, 2024; (b) the death of Mr. Dabah; (c) as to any individual party subject to the Voting Agreement, the date they no longer hold any Common Stock; and (d) the date that Mr. Dabah has provided notice to any shareholder that they are no longer subject to the Voting Agreement.

(2)	Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife (as disclosed below), which Mr. Dabah is deemed to have shared voting and dispositive rights over.

(3)	All holdings above are as of December 31, 2021, provided that there have been no changes in such holdings as of the date of this filing. Based on 7,617,834 outstanding shares of Common Stock, which is the number of outstanding shares of Common Stock as reported outstanding by the Issuer on December 22, 2021, as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAME OF REPORTING PERSON Renee Dabah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 252,967 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 252,967 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,761,375 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held individually by Renee Dabah, which Mr. Dabah is deemed to have shared voting and dispositive rights over as a result of their status as husband and wife.

(2)	Includes 167,750 shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); 327,448 shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; 334,829 shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; 324,093 shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and 354,288 shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (collectively, the “Trusts”). Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed above, and as such, Mr. Dabah holds the sole voting rights to such shares.

(3)	All holdings above are as of December 31, 2021, provided that there have been no changes in such holdings as of the date of this filing. Based on 7,617,834 outstanding shares of Common Stock, which is the number of outstanding shares of Common Stock as reported outstanding by the Issuer on December 22, 2021, as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAME OF REPORTING PERSON Raine Silverstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,408 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 1,508,408 shares of Common Stock which Raine Silverstein shares dispositive control over as co-trustee of the Trusts. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed above, and as such, Mr. Dabah holds the sole voting rights to such shares.

(2)	All holdings above are as of December 31, 2021, provided that there have been no changes in such holdings as of the date of this filing. Based on 7,617,834 outstanding shares of Common Stock, which is the number of outstanding shares of Common Stock as reported outstanding by the Issuer on December 22, 2021, as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Item 1(a).	Name of Issuer:

Kidpik Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Park Avenue South, 3rd Floor, New York, New York 10003

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Ezra Dabah

2.	Renee Dabah

3.	Raine Silverstein

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

200 Park Avenue South, 3rd Floor, New York, New York 10003

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Classes of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

The Common Stock CUSIP Number is 49382L108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Ezra Dabah

By:	/s/ Ezra Dabah
Ezra Dabah

Renee Dabah

By:	/s/ Renee Dabah
Renee Dabah

Raine Silverstein

By:	/s/ Raine Silverstein
Raine Silverstein

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 14, 2022, by and between Ezra Dabah, Renee Dabah and Raine Silverstein